Mail Stop 3561

May 9, 2008

Mr. Randall C. Shealy
Chief Financial Officer
1943 North 50th Street
Birmingham, Alabama 35212

       Re: **Alabama Aircraft Industries, Inc.**
             Form 10-K for the year ended December 31, 2007
             Filed March 31, 2008
             File No. 000-13829

Dear Mr. Shealy:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

             Sincerely,

             Linda Cvrkel
             Branch Chief